June 3, 2011

VIA U.S. MAIL AND FACSIMILE

Darin D. Smith
General Counsel
Transamerica Capital Management
4333 Edgewood Road NE
Cedar Rapids, IA 52499-0001

> Re: Transamerica Financial Life Insurance Company
>   Separate Account VA PP
>   Pre-Effective Amendment No.1 on Form N-4
>   File Nos. 333-172715; 811-22531

Dear Mr. Smith:

The staff has reviewed the above-referenced registration statement, which the Commission received on May 6, 2011. We provided the registration statement a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. General

a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

2. Cover Page

a. The disclosure notes that the policies and the separate account investment choices are not bank deposits, are not federally insured, etc. Please also note that the fixed account is not a bank deposit, is not federally insured, etc.

b. Please note on the cover page that you reserve the right to change investment choices made by purchasers of the Living Benefits Rider and purchasers of the Retirement Income Choice 1.2 Rider that use the Open Allocation Option as you deem necessary to support your obligations to make payments under the guarantees made in the Rider.

c. Please revise the listing of investment options, here and on pages 20-22, as Transamerica Series Trust appears to be listed twice.

3. **Summary**

a. Expenses (pp. 8-9): Please remove the following language, here and on page 29, from the prospectus as it is not appropriate for an initial registration statement.

> Note: The following section on expenses and the Annuity Policy Fee Table and expense examples only apply to policies issued after the date of this prospectus.

b. *Additional Features* (pp. 11-12): Please add language to the following affect after the third sentence in the fifth bullet on page 11, relating to the Living Benefits Rider:

> Because of this, your ability to keep funds invested in the investment options you have chosen is subject to our right to change those choices as called for by a mathematical model, described in this prospectus, that we use to determine when to make those changes.

Please make corresponding changes to the Summary description of the Retirement Income Choice 1.2 Rider.

4. **Annuity Policy Fee Table and Expense Examples**

a. Please clarify that only one Optional Death Benefit and one Optional Rider may be selected.

b. *Retirement Income Choice 1.2 Rider* (pp. 13-14): Please add the phrase "and allocation options" to the end of the captions beginning "Maximum Total Retirement…" and "Current Total Retirement…"

c. *Expense Examples* (p. 14): In the narrative introducing the Expense Examples, please clarify which allocation group of the Retirement Income Choice 1.2 Rider is assumed for the purposes of the example.

d. *Notes to Fee Table and Expense Examples* (p. 15): Please move the first note to the narrative preceding the first fee table. *See* instr. 2 of item 3(a) of Form N-4.

e. *Notes to Fee Table and Expense Examples* (p. 15): Please remove the "Maximum Surrender Charge" note as it is not applicable to this product.

f. *Notes to Fee Table and Expense Examples* (p. 16): The notes addressing the Living Benefits Rider and the Retirement Income Choice 1.2 Rider – base benefit state that the withdrawal base on the rider date is the policy value less any premium enhancement. Please confirm supplementally that this contract does not offer a premium enhancement, and delete any references to premium enhancements found in the prospectus.

g. *Notes to Fee Table and Expense Examples* (p. 16): In the note addressing the Income Link Rider and the Retirement Income Max Rider Fees please include a brief description of what the withdrawal base represents as of the rider date.

5. The Annuity Policy

a. With respect to the disclosure that begins "Do not purchase this policy if you plan to use it, or any of its riders, for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme"

   i. Please explain supplementally what effect, if any, the representation and warranty might have on the contract if the contract owner purchases the contract for one of the reasons described in this paragraph.

   ii. Please provide any precedent that might exist for including such language in a registration statement.

   iii. Please reconcile this paragraph with the disclosure in the prospectus that states that assignments under the contract are permissible.

   iv. Please explain supplementally how this language is consistent with state insurance law, which, in some jurisdictions, permits the assignment of annuities and insurance policies.

6. Investment Choices

a. *The Separate Account* (pp. 20-22): Please disclose the type or objective of each investment option as per item 5(c)(ii) of Form N-4.

b. *Addition, Deletion, or Substitution of Investments* (p. 24): The prospectus states that if the company closes a subaccount to new investments and transfers, and a money market fund is not available, "the company will reinvest the amounts in another subaccount, or in the fixed account, if appropriate." Please state the legal basis for the company's ability to select an alternate investment option.

c. *Market Timing and Disruptive Trading* (pp. 26-29): The prospectus states on page 27 that "we also reserve the right to <u>defer</u> the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund." The prospectus states on page 28 that "we may <u>not honor</u> transfer requests if any variable investment choice that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio." Please resolve any inconsistency. In addition, please explain supplementally under what circumstances this might occur.

7. Access to Your Money

Signature Guarantee (p. 36): Please remove the last sentence of this section as it is not accurate.

8. Annuity Payments (The Income Phase)

a. *Annuity Payment Options* (pp. 36-37): Please provide additional context regarding the level of annuity benefits under each of the annuity payment options. For example, disclosure discussing the level of annuity benefits under a fixed option versus a variable option or annuity benefits for a specified period versus no period certain would aid an investor when making a selection.

b. *Annuity Payment Options* (p. 37): Please bold the sentence which notes that variable annuity payments would be less if actual investment performance is less than the assumed investment performance.

c. *Life Income* (p. 37): When describing the Guaranteed Return of Policy Proceeds please provide a more detailed description of the "annuitized amount" in order to aid investors' understanding of the benefit of this selection.

9. Death Benefit

a. *Death Benefit* (p. 38): Please clarify how the death benefit will be paid in the event the beneficiary fails to elect a payment option.

b. *Death Benefit* (p. 39): The disclosure notes that there are distribution requirements that apply to the death benefit and then cross-references to the SAI. Please summarize those distribution requirements in the prospectus.

c. *Amount of Death Benefit* (p. 39): The prospectus notes that the death benefit may be paid as a lump sum or as annuity payments. If a beneficiary selects annuity payments, please clarify whether the amount applied to the annuity payments will be subject to separate account charges such as an M&E expense.

d. *Adjusted Partial Surrender* (p. 40): Please include a discussion of the calculation of the adjusted partial surrender.

10. Additional Features

a. *Systematic Payout Option* (p. 47): The prospectus states that the amount to be received is the greater of 10% of net premiums and "any gains in the policy." The prospectus is unclear as to over what period of time these gains are measured, e.g, all gains in the policy to date or gains in the prior policy year. It is also unclear whether the payout is recalculated each year and, if so, how. Separately, it is unclear whether the adjustments to premiums for prior withdrawals is for any withdrawal or for those withdrawals of premiums. Please revise this section to address these ambiguities.

b. *Systematic Payout Option* (p. 47): The prospectus states that the Systematic Payout Option may be different for the first year if the contractowner selects certain features and gives living benefit riders as an example. Please specifically identify those certain features of the contract that may cause the Systematic Payout Option to differ in the first year. Please also clarify exactly how the Systematic Payout Option will differ.

c. *Dollar Cost Averaging* (p. 48): The prospectus notes that the policy offers two dollar cost averaging options, the Traditional and the Special. In the two paragraphs following the identification of these programs, the disclosure notes certain features that are unique to each program. Please move the disclosure in those two paragraphs to the description of the corresponding dollar cost averaging option. For example, the disclosure notes that the minimum required amount to start a 6-month program is $3,000. Please include that in the description of the Special dollar cost averaging program. Also, the disclosure notes the minimum and maximum number of transfers that are available. Please move that disclosure into the description of the Traditional dollar cost averaging program. Lastly, note generally the source accounts available under each program.

d. *Dollar Cost Averaging* (pp. 48): Please disclose the "minimum required amount" to begin a Traditional dollar cost averaging program.

e. *Dollar Cost Averaging* (pp. 48): Please disclose the "necessary information" required to begin a dollar cost averaging program.

f. *Dollar Cost Averaging* (pp. 48-49): Under the section "Note Carefully", in the third "If-Then" portion of disclosure, please add the bracketed phrase (or some approximation thereof): "we will, absent new instructions to the contrary, allocate the additional premium [among the selected subaccounts] as identified in the previous Dollar Cost Averaging program."

g. *Dollar Cost Averaging* (pp. 48-49): Please clarify whether the dollar cost averaging programs are available with any of the living benefit riders, or whether selection of any of the living benefit riders may preclude selecting the dollar cost averaging programs.

h. *Asset Rebalancing* (p. 49): Please clarify whether selecting one of the living benefit riders might preclude selecting the asset rebalancing program. In particular please address, either in this section or in the disclosure describing the Portfolio Allocation Method, the effect the PAM may have on an asset rebalancing program.

i. *Living Benefits Rider – Guaranteed Future Value Adjusted Partial Withdrawals* (p. 50): Please specifically note that withdrawals under the Guaranteed Minimum Withdrawal Benefit will reduce the Guaranteed Future Value.

j. *Living Benefits Rider – Guaranteed Minimum Accumulation Benefit* (p. 51): Please state that after the application of the guaranteed future value date, the policy value will still be subject to investment risk.

k. *Living Benefits Rider – Guaranteed Minimum Accumulation Benefit* (p. 51): Please clarify the impact, if any, the application of the guaranteed future value to the policy value may have on the total withdrawal base under the GMWB.

l. *Living Benefits Rider – Withdrawal Guarantees* (p. 51): Please note that withdrawals under the Guaranteed Minimum Withdrawal Benefit will reduce the Guaranteed Future Value under the Guaranteed Minimum Accumulation Benefit.

m. *Living Benefits Rider – Guaranteed Minimum Withdrawal Benefit* (pp. 51-54)

  i. Inasmuch as the GMWB and the GMAB are separate benefits of the Living Benefits rider, please revise the presentation of the captions for these benefits to make that clear.

  ii. Please highlight the last sentence of the last paragraph in the second column of page 51, noting that compliant withdrawals under the "principal back" guarantee may be excess

withdrawals under the "for life" guarantee, in bold, and include an example to illustrate the point.

iii. In the disclosure describing the Maximum Annual Withdrawal Amount on page 52 the prospectus states that in order to continue withdrawals under the rider after the policy value reaches zero, the contractowner must select the amount and frequency of future withdrawals. Please clarify whether these payments represent payments for life. Please also clarify whether these payments are available to contractowners who have been withdrawing amounts consistent with the "principal back" option of the GMWB, or whether these payments are only available to contractowners who have a "for life" minimum remaining withdrawal amount. Finally, please clarify any limitations there are on the amount and frequency of these payments.

iv. The prospectus is silent as to whether RMD distributions over the maximium withdrawal amount are excess withdrawals, stating on page 53 only that the investor should consult with a tax advisor. Please revise the prospectus to be explicit on the point.

v. Please revise the Minimum Remaining Withdrawal Amount section to make clear why it is necessary to calculate this amount for each guarantee.

vi. The Adjusted Partial Withdrawal section refers to refers to a pro-rata reduction, or a reduction that "may be greater than dollar for dollar" in the various bases. Please clarify the circumstances under which this can occur (e.g., where policy value is less than the amount of the base, due to poor investment performance).

n. *Living Benefits Rider – Portfolio Allocation Method* (pp. 54-56): The prospectus refers to your discretion in transferring assets from the variable investment choices to the PAM investment choice. Please describe any discretion supplementally and describe how this discretion operates in tandem with the mathematical formula.

o. *Living Benefits Rider – Portfolio Allocation Method* (pp. 54-56): Please revise the prospectus to describe the model used in the Portfolio Allocation Method, first, in plain English, including a description of the factors used, what they mean, why they are used and in what direction they affect the decision of the model to reallocate funds both away from and to the investment options selected by the investor. In addition, please provide either in the prospectus or in an appendix a precise description of the model that is used that is clear as to the discretion, or the lack of it, reserved to the registrant in making reallocations.

To assist you in this task, you may wish to refer to the registration statements of other registrants who have employed mathematical models for similar purposes. See, e.g., Allianz Life of NY Variable Account C, 1933 Act File No. 333-124767, and Pruco Life Flexible Premium Variable Annuity Account, 1933 Act File No. 333-162763.

p. *Retirement Income Choice 1.2 Rider – Base Benefit* (pp. 57-58): The first example provided in this section on page 57 assumes a set growth in the benefit base, before describing in any fashion the annual growth credit on which it is premised. In addition, the second example, on page 57, assumes an excess withdrawal without describing in any fashion the method used to compute it. Please revise the prospectus to assure that any examples used follow, and do not precede, descriptions of features, conditions, and mechanisms used in those examples.

q. *Retirement Income Choice 1.2 Rider – Base Benefit* (pp. 57-58): In the seventh bullet under "Please Note", which appears on page 58, please also note that excess withdrawals may eliminate the benefit.

r. *Retirement Income Choice 1.2 Rider – Base Benefit* (pp. 57-58): Please remove the language that withdrawals under the rider may be subject to surrender charges as there are no surrender charges assessed in the contract during the accumulation phase.

s. *Retirement Income Choice 1.2 Rider – Rider Withdrawal Amount* (pp. 58-59): In the first full paragraph on page 59 the disclosure notes the result if policy value reaches zero. Please clarify that the results are different than those stated in this paragraph if policy value reaches zero due to an excess withdrawal.

t. *Retirement Income Choice 1.2 Rider – Automatic Step-Up* (p. 60): When discussing the automatic step up, the disclosure states that the withdrawal percentage will increase if the contractowner has crossed into another age band prior to the step up. Please specifically note that this increase is part of the automatic step up, and if no automatic step has occurred then there will be no withdrawal percentage increase.

u. *Retirement Income Choice 1.2 Rider – Automatic Step-Up Opt Out* (p. 60): Please highlight the last sentence of this section.

v. *Retirement Income Choice 1.2 Rider – Allocation Options and Restrictions* (pp. 61-64): The Designated Allocation Option section notes that the contractowner must designate 100% of policy value to *one or more* designated allocation models. Please confirm supplementally that a contractowner may simultaneously invest in more than one designated allocation group.

w. *Retirement Income Choice 1.2 Rider – Allocation Options and Restrictions* (pp. 61-64): In The Designated Allocation Option section, please include language to the effect that if you transfer assets between allocation groups, the contract owner will be subject to the rider charge for the new allocation group then offered to new rider owners. Please also explain supplementally whether an allocation group can be eliminated which would force a contract owner into a new group that bears greater fees.

x. *Retirement Income Choice 1.2 Rider – Allocation Options and Restrictions* (pp. 61-64): The Open Allocation Option lists the "Transamerica ProFund UltraBear VP subaccount or certain other subaccounts [the insurance company] choose" as the OA subaccounts. Please either specifically identify those "certain other subaccounts" or strike that language from the disclosure.

y. *Retirement Income Choice 1.2 Rider – Allocation Options and Restrictions* (pp. 61-64): The staff notes that the Transamerica ProFund UltraBear VP is not listed as an available subaccount for contractowners in general. Please confirm supplementally that this subaccount will only be used in connection with the Open Allocation Method. Please also confirm supplementally that contractowners will receive a prospectus for the Transamerica ProFund UltraBear VP.

z. *Retirement Income Choice 1.2 Rider – Allocation Options and Restrictions* (pp. 61-64): Please revise the prospectus to describe the model used in the Open Allocation Method, first, in plain English, including a description of the factors used, what they mean, why they are used and in what direction they affect the decision of the model to reallocate funds both away from and to the investment options selected by the investor. In addition, please provide either in the prospectus or in an appendix a precise description of the model that is used that is clear as to the discretion, or the lack of it, reserved to the registrant in making reallocations.

To assist you in this task, you may wish to refer to the registration statements of other registrants who have employed mathematical models for similar purposes. See, e.g., Allianz Life of NY Variable Account C, 1933 Act File No. 333-124767, and Pruco Life Flexible Premium Variable Annuity Account, 1933 Act File No. 333-162763.

aa. *Retirement Income Choice 1.2 Rider – Manual Upgrades* (p. 64): Since the rider offers automatic step-ups, and any automatic step-up opt out does not create an opt out of future automatic step-ups, please clarify supplementally why the rider offers a manual upgrade.

bb. *Rider Death Benefit* (p. 64): Please clarify how this death benefit is different from the Return of Premium death benefit.

cc. *Retirement Income Choice 1.2 Rider – Fees* (pp. 65-66): Please revise the discussion of the fee calculation to take into account a contractowner simultaneously investing in more than one designated allocation group, if possible. Please also revise the discussion of the Base Rider Fee Adjustment for Transfers to reflect partial transfers amongst designated allocation options, if possible.

dd. *Income Link Rider – Rider Withdrawal Amount* (pp. 69-70): In the first full paragraph in the second column on page 70 the disclosure notes the result if policy value reaches zero. Please clarify that the results are different than those stated in this paragraph if policy value reaches zero due to an excess withdrawal.

ee. *Retirement Income Max Rider – Base Benefit* (pp. 75-76): In the seventh bullet under "Please Note", which appears on page 76, please also note that excess withdrawals may eliminate the benefit.

ff. *Retirement Income Max Rider – Automatic Step-Up* (p. 78): When discussing the automatic step up, the disclosure states that the withdrawal percentage will increase if the contractowner has crossed into another age band prior to the step up. Please specifically note that this increase is part of the automatic step up, and if no automatic step has occurred then there will be no withdrawal percentage increase.

gg. *Retirement Income Max Rider – Automatic Step-Up Opt Out* (p. 78): Please highlight the last sentence of this section.

11. Appendices

a. *Hypothetical Example* (p. 91): Please explain supplementally why the example shows values for a Fund rather than policy value.

b. *Hypothetical Example* (p. 91): In order to aid an investor's understanding of the connection between the Net Rate of Return for Fund and the Annual Step-Up, please add a column to the table which shows the end of year policy value. Please also confirm supplementally the accuracy of the calculations being made in the table.

c. *HYPOTHETICAL EXAMPLE OF THE WITHDRAWAL BASE CALCULATION - RETIREMENT INCOMEMAX RIDER* (pp. 113-114): Please revise the sixth column of the table replacing "Growth Amount" with "Withdrawal Base plus Annual Growth Credit".

12. SAI

OA Method Transfers and *PAM Method Transfers*: Please explain supplementally whether the insurer has any discretion in assigning values to the variables used in the mathematical computations.

13. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

        If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

                                        Sincerely,

                                        Craig Ruckman
                                        Office of Insurance Products